

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

<u>Via E-mail</u>
Carol Yu
Co-President and Chief Financial Officer
Sohu.com Inc.
Level 12, Sohu.com Internet Plaza
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

      Re: Sohu.com Inc.
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed on February 28, 2012
              File No. 000-30961

Dear Ms. Yu:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Stephen G. Krikorian

                       Stephen G. Krikorian
                       Accounting Branch Chief

cc: <u>Via Facsimile</u>
        Timothy B. Bancroft, Esq.
        Goulston & Storrs